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                                                     Filed by World Access, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                            Subject Companies: STAR Telecommunications, Inc. and
                                         Communication TeleSystems International
                                               d/b/a WorldxChange Communications
                              Form S-4 Registration Statement File No. 333-37750

                                                                    TelDaFax  AG
                             Form S-4 Registration Statement  File No. 333-44864

WORLD ACCESS PROJECTS REVENUE TO REACH $2.6 BILLION IN 2001

           New Consolidated Business Plan Provides Financial Guidance

 Company Expects Retail Revenue to Account for 57% of Total Revenue by Q4 2001

     World Access' Plan to Lead the Consolidation in Europe is Fully Funded

         ATLANTA, Sept. 19 / PRNewswire/ -- World Access, Inc. (Nasdaq: WAXS) announced today that, based on a recently developed business model, it expects its revenue to reach $2.6 billion in 2001, pro forma for all outstanding acquisitions and assumed future acquisitions. The Company expects retail revenues to account for 48% of 2001 revenues, with approximately 57% of fourth quarter 2001 revenues expected to come from retail customers. Revenue is expected to grow to nearly $6.5 billion in 2004, with more than 75% of revenue anticipated to be generated from retail sales. The Company expects EBITDA to grow to 7.4% of revenue by the fourth quarter of 2001, and to increase to over 17% of revenue in 2004.

         The new business model includes the results of WorldxChange Communications, which has been largely integrated and will be consolidated for two months of the third quarter and all of the fourth quarter. The model also includes two other pending acquisitions, STAR Telecommunications, Inc. and TelDaFax AG, beginning in the first quarter of 2001. These transactions are expected to close sometime in the fourth quarter of 2000, but because the review process has been unpredictable and the exact timing of closure is unknown, they have not been included in the fourth quarter forecast.

         The Company is forecasting revenue for the third quarter of 2000 of approximately $320 million, with approximately $68 million, or 21%, from retail activities. Third quarter revenue from carrier customers will be down approximately 25% from the second quarter, pro forma for the addition of WorldxChange. This reduction is a result of the Company's strengthened credit policy that was implemented in July, in response to tighter capital market conditions affecting undercapitalized carrier customers. EBITDA is forecasted to be approximately ($10.0) million in the third quarter, due to the inclusion of WorldxChange, which has significant negative EBITDA. The Company expects to take up to two quarters to realize the full synergies from the acquisition of WorldxChange.

         Revenue for the fourth quarter of 2000 is expected to be approximately $340 million, with nearly $100 million, or 30%, expected to come from retail customers. The Company is expecting EBITDA in the fourth quarter to be approximately $2 million, reflecting some of the synergies generated from the WorldxChange acquisition. As the STAR and TelDaFax acquisitions are assumed to occur on January 1, 2001 for purposes of the business model, first quarter 2001 revenues are forecast to increase to approximately $480 million, with EBITDA turning negative as a result of the inclusion of STAR and TelDaFax, both of which are generating negative EBITDA. Once the integrations are complete and synergies fully realized, the Company expects to be significantly EBITDA positive in the second half of 2001, with EBITDA reaching an estimated 7.4% of revenues in the fourth quarter.

         The Company expects to record a restructuring charge in the third quarter of 2000 of between $30 million and $50 million, related to the integration of WorldxChange. This charge reflects one-time costs associated with the consolidation of facilities, severance, integration of network operations, and elimination of duplicate activities. SG&A in the quarter is also expected to include a one-time charge of nearly $35 million in order to accrue for costs associated with migration of billing systems and re-branding of all retail
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activities using the NETnet brand, and to increase reserves for doubtful accounts. These expenses are not expected to recur.

         John D. Phillips, Chairman and Chief Executive Officer, commented, "The dramatic changes in capital market conditions in recent months have led to an acceleration of our shift to a higher mix of retail traffic, and in that regard we are well ahead of our internal objectives. Our Business Plan model demonstrates our confidence in our ability to execute our consolidation strategy, and to aggregate a critical mass of European SME customers and revenues. In addition, we have progressed a great deal in integrating WorldxChange and in rolling out the global systems infrastructure that will allow us to effectively manage all back office functions as we grow retail revenues. It is in building this SME customer base and sales organization, utilizing our sophisticated back office systems, that we will continue to create value.

         "While this capital market weakness has restricted access to capital for most telecom companies, and has served to accelerate our strategic development, it has also forced us to significantly tighten our credit policies with other carriers. Since July, we have disconnected service to more than 50 carriers, and significantly restricted volumes to 25 other carriers. We will only service those carriers that we feel are sufficiently capitalized to meet their working capital obligations, and we will not find ourselves in the position of being a de facto lender to weaker carriers."

         The Company's business model was compiled on a country-by-country basis, taking into consideration the level of competitive development in each country and the likely progression that environment will take over the next several years. In addition, the Business Plan incorporates future acquisitions as a consequence of the consolidation strategy. It is assumed that one or more of the many acquisitions the Company is exploring will be closed during 2001, contributing significantly in the second half of the year. However, it is not possible to know for sure what the short-term impact of these acquired operations will be and how quickly networks and operations can be integrated. The Company has not attempted, therefore, to predict the integration impact of future transactions, since it is so specific to each individual acquisition. It is likely that large transactions could negatively impact performance for one to two quarters as operations are integrated, as is the case with WorldxChange and will likely be true of STAR and TelDaFax.

         As additional acquisitions are consummated and retail operations integrated with the European network, organization and systems of World Access, the Business Plan model projects revenues growing to $4.5 billion in 2002 and $6.5 billion by 2004, with EBITDA expected to grow to 10% of revenue in 2002 and more than 17% of revenue by 2004. Diluted shares outstanding are currently 111 million. Pro forma for the WorldxChange transaction, diluted shares are expected to be 136 million. Diluted shares will likely be roughly 210 million pro forma for the STAR and TelDaFax transactions.

         John D. Phillip further remarked, "We continue to view our strong financial position as a key competitive advantage. We believe that the under-capitalized nature of so many of our competitors is limiting their ability to participate in consolidation of the market, while our strong financial position enables us to take full advantage of the current situation. We continue to show one of the strongest balance sheets in the sector, with current leverage of 27% debt-to-total-capital. Our business model indicates that our strategy is fully-funded, and we are estimating total cash of approximately $250 million and leverage of 10% debt-to-total-capital at year-end 2001."

         About World Access

         World Access is focused on being a leading provider of bundled voice, data and Internet services to small- to medium-sized business customers located throughout Europe. In order to accelerate its progress toward a leadership position in Europe, World Access is acting as a consolidator for the highly fragmented retail telecom services market, with the objective of amassing a substantial and fully integrated business customer base. To date, the Company has acquired several strategic assets, including FaciliCom International, which operates a Pan-European long distance network and carries traffic for
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approximately 200 carrier customers, and NETnet, with retail sales operations in
9 European countries. NETnet's services include long distance, internet access and mobile services. Located strategically throughout the United States and 13 European countries, World Access provides end-to-end international communication services over an advanced asynchronous transfer mode internal network that includes gateway and tandem switches, an extensive fiber network encompassing tens of millions of circuit miles and satellite facilities. For additional information regarding World Access, please refer to the Company's website at http://www.waxs.com.

         This press release may contain financial projections or other forward-looking statements made pursuant to the safe harbor provisions of the Securities Reform Act of 1995. Such statements involve risks and uncertainties which may cause actual results to differ materially. These risks include: potential inability to identify, complete and integrate acquisitions; difficulties in expanding into new business activities; delays in new service offerings; the potential termination of certain service agreements or the inability to enter into additional service agreements; and other risks described in the Company's SEC filings, including the Company's Annual Report on Form 10-K for the year ended December 31, 1999, as amended, the Company's Quarterly Report on Form 10Q for the quarter ended June 30, 2000, as amended, and the Company's Registration Statements on Forms S-3 (No. 333-79097) and S-4 (No. 333-37750), all of which are incorporated by reference into this press release.

         CONTACT: Investor Relations, World Access, 404-231-2025

         World Access and STAR have filed a joint proxy statement/prospectus and other relevant documents concerning the STAR merger and the WorldxChange merger with the United States Securities and Exchange Commission (the "SEC"). Additionally, World Access has filed a proxy statement/prospectus and other relevant documents concerning the TelDaFax transactions with the SEC. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, THE PROXY STATEMENT/ PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by World Access will be available free of charge by writing to:
Investor Relations, World Access, Inc., 945 E. Paces Ferry Road, Suite 2200, Atlanta, Georgia 30326, or by telephone request to (404) 231-2025. Documents filed by STAR can be obtained by writing to: Investor Relations, STAR Telecommunications, Inc., 223 East De LaGuerra Street, Santa Barbara, California 93101, or by telephone request (805) 899-1962.

         The participants (as defined in Instruction 3 to Item 4 of Schedule
14A) in the solicitation of proxies from the World Access stockholders for the approval of the merger include World Access and Walter J. Burmeister, Kirby J. Campbell, Bryan Cipoletti, Stephen J. Clearman, John P. Imlay, Jr., Massimo Prelz Oltramonti, John D. Phillips, John P. Rigas, Carl E. Sanders, Dru A. Sedwick and Lawrence C. Tucker, each a director of World Access. PLEASE SEE WORLD ACCESS' ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999, FILED ON MARCH 30, 2000, FOR A DESCRIPTION OF THE WORLD ACCESS SECURITY HOLDINGS OF EACH OF THE WORLD ACCESS DIRECTORS.